UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 6)

MapInfo Corporation

(Name of Subject Company)

MapInfo Corporation

(Names of Person(s) Filing Statement)

Common Stock, $0.002 par value per share

(Title of Class of Securities)

565105103

(CUSIP Number of Class of Securities)

MapInfo Corporation

One Global View

Troy, NY 12180

Attention: Jason Joseph, General Counsel

(518) 285-6000

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission, which we refer to as the SEC, on March 22, 2007, as amended and supplemented by Amendment No.1 filed with the SEC on March 23, 2007, Amendment No. 2 filed with the SEC on March 28, 2007, Amendment No. 3 filed with the SEC on March 29, 2007, Amendment No. 4 filed with the SEC on April 3, 2007 and Amendment No. 5 filed with the SEC on April 5, 2007, which we refer to as the Schedule 14D-9, by MapInfo Corporation, a Delaware corporation, which we refer to as MapInfo or the company, relating to the tender offer made by Magellan Acquisition Corp., which we refer to as the offeror and which is a Delaware corporation and a wholly owned subsidiary of Pitney Bowes Inc., a Delaware corporation, which we refer to as Pitney Bowes or the Parent, as set forth in the Tender Offer Statement filed by offeror and Pitney Bowes on Schedule TO, dated March 22, 2007, which, as previously filed with the SEC and as the same may be amended or supplemented from time to time, we refer to as the Schedule TO, to purchase all of the outstanding shares of common stock of MapInfo at a price of $20.25 per share, net to the holder thereof in cash, without interest, less any required withholding and transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2007, and in the related letter of transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated in this Amendment No. 6, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following:

(a)(13) Email to MapInfo Employees Regarding Tender Offer Instructions

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Mark P. Cattini
Name: Mark P. Cattini
Title: President and Chief Executive Officer

Dated: April 13, 2007